UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No.:

Name of Issuer: Guaranty Financial Group Inc.
Title of Class of Securities: Common Stock, $1.00 Par Value per Share CUSIP Number: 40108N106
Date of Event Which Requires Filing of this Statement: 03/14/2008

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 40108N106

1.  NAME OF REPORTING PERSON
    Ironbound Capital Management LP

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    a.  [ ]
    b.  [X]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

    5.  SOLE VOTING POWER:  0**

    6.  SHARED VOTING POWER:  1,723,173**

    7.  SOLE DISPOSITIVE POWER:  0**

    8.  SHARED DISPOSITIVE POWER:  1,723,173**

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  1,723,173**

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  4.9%**

12. TYPE OF REPORTING PERSON
    IA

**  See Item 4 of this filing.

CUSIP No.: 40108N106

1.  NAME OF REPORTING PERSON
    Ironbound Capital LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    a.  [ ]
    b.  [X]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

    5.  SOLE VOTING POWER:  0**

    6.  SHARED VOTING POWER:  1,723,173**

    7.  SOLE DISPOSITIVE POWER:  0**

    8.  SHARED DISPOSITIVE POWER:  1,723,173**

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  1,723,173**

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  4.9%**

12. TYPE OF REPORTING PERSON
    CO

**  See Item 4 of this filing.

CUSIP No.: 40108N106

1.  NAME OF REPORTING PERSON
    Ironbound Associates LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    a.  [ ]
    b.  [X]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

    5.  SOLE VOTING POWER:  0**

    6.  SHARED VOTING POWER:  283,213**

    7.  SOLE DISPOSITIVE POWER:  0**

    8.  SHARED DISPOSITIVE POWER:  283,213**

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  283,213**

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  0.8%**

12. TYPE OF REPORTING PERSON
    CO

**  See Item 4 of this filing.

CUSIP No.: 40108N106

1.  NAME OF REPORTING PERSON
    Stephen I. Silverman

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    a.  [ ]
    b.  [X]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

    5.  SOLE VOTING POWER:  0**

    6.  SHARED VOTING POWER:  2,006,386**

    7.  SOLE DISPOSITIVE POWER:  0**

    8.  SHARED DISPOSITIVE POWER:  2,006,386**

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  2,006,386**

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  5.7%**

12. TYPE OF REPORTING PERSON
    IN

**  See Item 4 of this filing.

Item 1.

    (a) Name of Issuer: Guaranty Financial Group Inc.

    (b) Address of Issuer's Principal Executive Offices:
        1300 MoPac Expressway South
        Austin, TX 78746

Item 2.

    (a) Name of Person Filing: Ironbound Capital Management LP, Ironbound Capital LLC, Ironbound Associates LLC, Stephen I. Silverman

    (b) Address of Principal Business Office:  902 Carnegie Center, Suite 300
                                               Princeton, NJ 08540

    (c) Citizenship: Ironbound Capital Management LP is a Delaware limited partnership, Ironbound Capital LLC is a Delaware limited liability company, Ironbound Associates LLC is a Delaware limited liability company and Stephen I. Silverman is a United States citizen.

    (d) Title of Class of Securities: Common Stock, $1.00 par value per share (the "Common Stock")

    (e) CUSIP Number:  40108N106

Item 3.

Not applicable.

Item 4.  Ownership

The information in items 1 and 5 through 11 on the cover pages of this Schedule 13G is hereby incorporated by reference.

Ironbound Capital Management LP (the "Investment Manager"), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, furnishes investment advice to Ironbound Partners Overseas Ltd. (the "Offshore Fund") that owns less than 5% of the outstanding Common Stock of the Issuer. In its role as investment manager, the Investment Manager possesses investment and/or voting power over the securities of the Issuer described in this schedule that are owned by the Offshore Fund, and may be deemed to be the beneficial owner of the shares of the Issuer held by the Offshore Fund. Ironbound Capital LLC ("Ironbound Capital") serves as the general partner of the Investment Manager with respect to the shares of Common Stock directly owned by the Offshore Fund. Ironbound Associates LLC is the general partner (the "General Partner") of Ironbound Partners LP (the "Domestic Fund", and collectively with the Offshore Fund, the "Funds") that owns less than 5% of the outstanding Common Stock of the Issuer. Stephen Silverman (together with the Investment Manager, the General Partner and Ironbound Capital, the "Reporting Persons") is the managing member of the general partner of the Investment Manager and the managing member of the General Partner with respect to the shares of Common Stock directly owned by the Funds. However, all securities reported on this schedule are owned by the Funds. The Reporting Persons expressly disclaim beneficial ownership of all securities held in the accounts of the Funds. The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

Item 5.  Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

As described in Item 4 above, the Investment Manager has the power to direct the investment activities of the Offshore Fund, including decisions with respect to the receipt of dividends from and the disposition of the proceeds from the sale of the Common Stock. The General Partner has the power to direct the investment activities of the Domestic Fund, including decisions with respect to the receipt of dividends from and the disposition of the proceeds from the sale of the Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Each of the Reporting Persons hereby makes the following representation:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES.

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated March 28, 2008

/s/ Stephen I. Silverman
------------------------
Stephen I. Silverman, individually
and as managing member of Ironbound Capital LLC, for itself
and as general partner of Ironbound Capital Management LP
and as managing member of Ironbound Associates LLC

                                  EXHIBIT 1

                         JOINT ACQUISITION STATEMENT

                          PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated March 28, 2008

/s/ Stephen I. Silverman
------------------------
Stephen I. Silverman, individually
and as managing member of Ironbound Capital LLC, for itself
and as general partner of Ironbound Capital Management LP
and as managing member of Ironbound Associates LLC